NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange ('NYSE' or the 'Exchange') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the Ordinary shares (the "Ordinary Shares) of Venator Materials PLC (the "Company") from listing and registration on the Exchange at the opening of business on May 30, 2023, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Ordinary Shares are no longer suitable for continued listing and trading on the Exchange. The Exchange reached its decision pursuant to Listed Company Manual Section 802.01D after the Company's disclosure on May 15, 2023, that the Company has filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of Texas. On May 15, 2023, the Exchange determined that the Ordinary Shares of the Company should be suspended from trading and directed the preparation and filing with the Commission of this application for the removal of the Ordinary Shares from listing and registration on the NYSE. The Company was notified on May 15, 2023. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange (the 'Committee') the determination to delist the Common Stock, provided it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. On May 18, 2023, the Company confirmed they have no intention to appeal. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.